SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

NOTICE TO SHAREHOLDERS

PAYMENT OF INTERIM DIVIDENDS

AND INTEREST ON EQUITY

We hereby inform that the Board of Directors of Companhia Siderúrgica Nacional (“CSN”), pursuant to Article 31 of its Bylaws, approved the prepayment of the minimum mandatory dividends on profit related to net income for fiscal year 2013, based on the balance sheet as of September 30, 2013, totaling R$500,000,000.00, of which (i) R$400,000,000.00 as dividends, corresponding to R$0.27435405 per share; and (ii) R$100,000,000.00 as interest on equity, corresponding to the gross amount of R$0.06858851 per share. Except for tax immune or exempt shareholders, this amount is subject to a 15% Withholding Income Tax rate, excluding shareholders domiciled in countries where this tax is not charged or that charge a maximum rate of 20%, which are subject to a 25% Withholding Income Tax rate, pursuant to Article 8 of Law 9779/99. Considering the 15% Income Tax rate, the net amount to be paid as interest on equity is R$0.05830024 per share.

Tax immune or exempt entities, as per Articles 12 and 15 of Law 9532/97, which are supported by legal remedy or decision establishing that the aforementioned tax shall not be withheld and collected, specifically regarding the payment of interest on equity, will deliver to CSN’s Investor Relations Management, at Av. Brigadeiro Faria Lima, 3400/19º andar, in the city and state of São Paulo, until 6:00 p.m. of November 19, 2013, the following documents: (i)  a copy of legal decision authenticated in the Notary Public of the respective Court; and (ii)  a letter to CSN, in which they expressly commit themselves to: (a) inform, within 24 hours of acknowledgement, possible reversal or annulment of said remedy or decision; and (b) reimburse CSN for the tax and further charges that may be required due to the abovementioned payment, within three (3) business days as of CSN’s notification. Entities managing pension plans, insurance and individual programming pension funds (FAPI), as well as life insurance covering survival, are exempt from withholding income tax and separate payment of Income Tax levied on earnings and gains from investments of funds from provisions, technical reserves and benefit plan funds since January 1, 2005, pursuant to Article 5, caput  and sole paragraph, of Law 11053/04. These entities must deliver a letter to CSN, at Av. Brigadeiro Faria Lima, 3400/19º andar, in the city and state of São Paulo, until 6:00 p.m. of November 19, 2013, in which they expressly declare and take responsibility that (a) the funds invested comply with said legal rule; (b) they will inform, immediately and in written form, if the funds invested no longer comply with said legal rule; (c) they will reimburse CSN for tax and further charges that may be required in case this tax is not withheld, within three (3) business days as of CSN’s notification.

Shareholders registered in the records of the depositary institution Banco Itaú S.A. on November 13, 2013, are entitled to receive the payment.

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

Dividends and interest on equity will be available to shareholders domiciled in Brazil as of November 28, 2013, with no monetary restatement, in their bank accounts informed to the depositary institution Itaú Corretora de Valores S.A. Shareholders whose shares are held in custody will receive their interest and dividends in accordance with procedure adopted by the Stock Exchange. Shareholders whose registration data does not include their Individual Taxpayer’s ID (CPF) or Corporate Taxpayers’ ID (CNPJ) or the Bank/Branch/Current Account information will have the amount available within three (3) working days as of the due updating of their respective registration at any branch of Banco Itaú S.A. or through letter forwarded to the Superintendence of Services to Shareholders of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

Service Places: Banco Itaú S.A. branches, Shareholders service department, during banking hours.

As of November 14, 2013, inclusive, the Company shares will be traded ex-rights on the Brazilian Stock Exchanges on payments approved herein.

São Paulo, November13, 2013

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.